EXHIBIT 99.1

MIP LESSEE, L.P.

Consolidated Financial Statements

December 31, 2004 and 2003

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Partners
MIP Lessee, L.P.:

We have audited the accompanying consolidated balance sheets of MIP Lessee, L.P. and subsidiary (the Partnership) as of December 31, 2004 and 2003 and the related consolidated statements of operations, partners’ capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIP Lessee, L.P. and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 25, 2005

Mclean, Virginia

MIP LESSEE, L.P.

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Investments in hotel properties, net	$238,863,851	$255,413,652
Assets held for sale	—	34,366,647
Cash and cash equivalents	7,749,070	3,068,551
Accounts receivable, net of allowance for doubtful accounts of $77,258 and $87,779, respectively	3,124,228	2,906,545
Prepaid expenses	672,105	1,828,683
Deposits, inventory and other	521,260	901,331
Restricted cash	5,987,032	9,470,146
Intangible assets, net	3,693,084	5,674,685

Total assets	$260,610,630	$313,630,240

Liabilities and Partner’s Capital
Accounts payable	$980,968	$1,662,011
Accrued expenses and other liabilities	7,474,368	10,965,250
Distributions payable — MeriStar Hospitality Corporation	19,881,809	19,564,938
Accrued interest payable	502,209	228,071
Long-term debt	143,693,725	190,028,523

Total liabilities	172,533,079	222,448,793
Minority interest – MeriStar Hospitality Corporation	40,000,000	40,000,000
Commitments
Partners’ capital	48,077,551	51,181,447

	$260,610,630	$313,630,240

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statements of Operations

Years ended December 31, 2004 and 2003

	2004	2003
Revenues:
Rooms	$63,254,563	$58,854,670
Food and beverage	23,576,307	22,786,094
Other operating departments	4,641,351	4,365,147

Total revenues	91,472,221	86,005,911

Operating costs and expenses:
Rooms	16,742,251	15,205,782
Food and beverage	16,092,309	15,766,867
Other operating expenses	3,166,212	2,874,097
Undistributed expenses:
Administrative and general	8,317,443	7,933,224
Property operating costs	18,740,949	17,430,191
Management fees	2,709,741	1,865,637
Property taxes, insurance, and other	5,545,714	6,090,100
Depreciation and amortization	10,212,980	10,495,125

Total operating expenses	81,527,599	77,661,023

Operating income	9,944,622	8,344,888
Interest expense, net	12,132,721	12,636,735

Loss before minority interest – MeriStar Hospitality Corporation	(2,188,099)	(4,291,847)
Minority interest – MeriStar Hospitality Corporation	10,316,870	8,757,217

Loss from continuing operations	(12,504,969)	(13,049,064)
Loss from discontinued operations	(598,927)	(36,379,936)

Net loss	$(13,103,896)	$(49,429,000)

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statements of Partners’ Capital

Years ended December 31, 2004 and 2003

		General	Limited
		partners	partners
	Total	1%	99%
Balance, December 31, 2002	$100,610,447	$1,006,104	$99,604,343
Net loss	(49,429,000)	(494,290)	(48,934,710)

Balance, December 31, 2003	$51,181,447	$511,814	$50,669,633
Contributions	10,000,000	1,000,000	9,000,000
Net loss	(13,103,896)	(131,039)	(12,972,857)

Balance, December 31, 2004	$48,077,551	$1,380,775	$46,696,776

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net loss	$(13,103,896)	$(49,429,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	12,367,388	14,882,808
Losses on impairment of investments in hotel properties	—	32,247,956
Minority interest — MeriStar Hospitality Corporation	10,316,870	8,757,217
Change in operating assets and liabilities:
Accounts receivable, net	148,971	926,187
Prepaid expenses	1,156,578	(948,683)
Deposits, inventory and other assets	355,329	(342,405)
Accounts payable	(681,043)	592,431
Accrued expenses and other liabilities	(3,490,882)	607,550
Accrued interest payable	274,138	(622,443)
Distributions payable — MeriStar Hospitality Corporation	(10,000,000)	—

Cash provided by (used in) operating activities	(2,656,547)	6,671,618

Cash flows from investing activities:
Proceeds from sale of hotel properties	49,814,665	—
Capital expenditures for hotel properties	(9,625,915)	(5,535,329)
Change in restricted cash	3,483,114	(9,470,146)

Cash provided by (used in) investing activities	43,671,864	(15,005,475)

Cash flows from financing activities:
Partner contributions	10,000,000	—
Repayments of borrowings	(46,334,798)	(183,342,683)
Proceeds from borrowings	—	193,000,000
Deferred financing costs	—	(5,321,850)

Cash provided by (used in) financing activities	(36,334,798)	4,335,467

Net increase (decrease) in cash and cash equivalents	4,680,519	(3,998,390)
Cash and cash equivalents, beginning of year	3,068,551	7,066,941

Cash and cash equivalents, end of year	$7,749,070	$3,068,551

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest of $595,095 and $542,157, respectively	$10,545,548	$14,478,972

See accompanying notes to consolidated financial statements.

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(1)	Organization

MIP Lessee, L.P. (the Partnership) is a limited partnership organized on March 31, 1999 to lease and operate the hotels owned by MeriStar Investment Partners, L.P. (MIP, L.P.). The general partners are MIP GP, LLC, an affiliate of Interstate Hotels & Resorts, Inc. (Interstate) and MIP Gen Par, LLC, an affiliate of Oak Hill Capital Management, Inc. (Oak Hill). The limited partners include Interstate H&R Operating Company, L.P., an affiliate of Interstate, and various affiliates of Oak Hill.

The Partnership owns the general partnership interest in MIP, L.P., a limited partnership organized on March 31, 1999 to acquire and own upscale, full-service hotels. Accordingly, the financial results of MIP, L.P., which include the operations of the hotels, have been included in the consolidated financial statements of the Partnership.

MeriStar Hospitality Corporation (MeriStar), a related party, through its subsidiary MeriStar Hospitality Operating Partnership (MHOP) owns the limited partnership interest in MIP, L.P. in the form of a preferred investment and does not participate in the earnings or losses of MIP, L.P. except for its preferred return. MeriStar Hospitality Corporation’s preferred investment is presented as minority interest. MHOP earns a cumulative preferred return on its investment. Accrued but unpaid preferred returns are presented as distributions payable.

At December 31, 2004, the Partnership leased the following hotels (the Hotels) owned by MIP, L.P.:

Name of Hotel	Location
Hilton Airport Hotel	Minneapolis, MN
Radisson Hotel	San Diego, CA
Sheraton Hotel	Iowa City, IA
Marriott Hotel	Trumbull, CT
Sheraton Hotel	Anchorage, AK
Wyndham Hotel	Milwaukee, WI
Embassy Suites	Walnut Creek, CA
Embassy Suites	Philadelphia, PA

During 2004, the Partnership sold the Radisson Resort and Spa in Scottsdale, AZ and the Hilton Hotel in Newark, CA.

During December 2004, the partners agreed to amend the partnership agreements of the Partnership and MIP, LP. Pursuant to the agreement:

•	Oak Hill contributed $9 million and Interstate contributed $1 million to the Partnership. These contributions earn a 10% preferred return;

•	MeriStar received a $10 million payment toward its accrued preferred return;

•	MeriStar reduced its preferred return from 16% to 12%, on all but $3.5 million of its interest which was repaid subsequent to year end; and,

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

•	distribution priorities were amended.

While the above transactions occurred in December 2004, the amended partnership agreements could not be executed until such time as the outstanding long-term debt was refinanced. The debt was refinanced on February 9, 2005 (see note 8).

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership and its subsidiary, MIP, L.P. All significant intercompany balances and transactions have been eliminated.

(b)	Cash Equivalents

The Partnership considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

(c)	Restricted Cash

Restricted cash includes repair and replacement reserves required by the lender.

(d)	Investments in Hotel Properties

Investments in hotel properties are recorded at cost. Building and building improvements are depreciated on a straight-line basis over 40 years. Furniture and equipment are depreciated on a straight-line basis over estimated useful lives of five to seven years.

(e)	Intangible Assets

Intangible assets primarily consist of deferred financing costs and franchise costs. Financing costs incurred in obtaining debt are being amortized on a straight-line basis, which approximates the effective interest method, over the term of the related debt and are recorded as part of interest expense. Franchise costs are amortized on a straight-line basis over the terms of the related franchise agreements.

(f)	Impairment of Long-Lived Assets

The Partnership accounts for long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (SFAS 144). In accordance with SFAS 144, long-lived assets and certain intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to probable estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The Partnership classifies a hotel as held for sale in the period in which the decision to dispose of the hotel has been made, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If these criteria are met, the Partnership records an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. The Partnership classifies the loss, together with the related operating results, as discontinued operations on our statement of operations and classifies the assets and related liabilities, if material, as held for sale on the balance sheet.

(g)	Derivative Financial Instruments and Hedging

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133), as amended, requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The Partnership is a party to interest rate cap agreements. Under the cap agreements, the Partnership made initial premium payments to the counterparty in exchange for the right to receive payments from the counterparty if interest rates exceed specified levels during the agreement period. Parties to interest rate cap agreements are subject to market risk for changes in interest rates and credit risk in the event of nonperformance by the counterparty.

The Company has not prepared the contemporaneous documentation required by SFAS 133. Accordingly, all changes in fair value of the interest rate cap were recorded in earnings.

(h)	Partners’ Capital and Allocation of Profits

In general, the allocation of income and losses are made in proportion to the partners’ respective capital contributions.

(i)	Revenue Recognition

Revenue is earned primarily through the operation of the Hotels and is recognized when earned.

(j)	Income Taxes

No provision has been made for income taxes since any such amount is the liability of the individual partners.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(l)	Fair Value of Financial Instruments

The Partnership’s financial instruments include cash equivalents, accounts receivable, accounts payable and accrued expenses, including distributions payable, and variable rate debt. The fair value

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

of cash equivalents, accounts receivable, accounts payable and accrued expenses, and distributions payable, were not materially different from their carrying values given their short-term nature or contractual values. The fair value of the LIBOR-based variable rate debt approximates its carrying value.

(m)	Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3)	Investments in Hotel Properties

Investments in hotel properties consist of the following at December 31, 2004 and 2003:

	2004	2003
Land	$30,630,000	$32,387,350
Buildings and building improvements	212,230,522	220,321,094
Furniture, fixtures, and equipment	39,493,775	33,556,803
Construction-in-progress	120,466	8,880,585

	282,474,763	295,145,832
Less accumulated depreciation	(43,610,912)	(39,732,180)

	$238,863,851	$255,413,652

(4)	Intangible Assets

Intangible assets consist of the following at December 31, 2004 and 2003:

	2004	2003
Deferred financing costs	$4,899,063	$8,716,660
Franchise costs	440,900	433,015
Other	—	33,201

	5,339,963	9,182,876
Less accumulated amortization	(1,646,879)	(3,508,191)

	$3,693,084	$5,674,685

The proceeds from the sale of two hotels were used to repay debt. During 2004, the Partnership wrote off deferred financing costs of $773,163 to interest expense in connection with these repayments.

(5)	Long-Term Debt

On March 27, 2003, MIP, L.P. entered into two separate agreements with Lehman Brothers Holdings Inc. to borrow an aggregate of $193 million to refinance a credit facility. The Loan Agreement provided a principal amount of $135 million with a maturity date of April 9, 2006. The Mezzanine Loan Agreement provided a principal amount of $58 million with a maturity date of April 9, 2006. The loans are secured by the Hotels and various hotel reserve accounts as defined in the loan agreements. Both loan agreements were amended on April 15, 2003.

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The amended Loan Agreement reduced the principal amount to $128,100,000 and amended certain of the other terms. The amended Loan Agreement increased the interest rate from 175 basis points to 275 basis points over the 30-day London Interbank Offered Rate (LIBOR). Principal and interest are paid monthly in accordance with an amortization schedule with all unpaid principal due at maturity.

The amended Mezzanine Loan Agreement increased the principal amount to $64,900,000 and amended certain other terms. The amended Mezzanine Loan Agreement decreased the interest rate from the 30-day London Interbank Offered Rate (LIBOR) plus 12.3319% to 30-day LIBOR plus 9.441063%. Principal and interest were due monthly in accordance with an amortization schedule with all unpaid principal due at maturity.

During 2004, the Partnership made repayments on the Loan Agreement and Mezzanine Loan in the aggregate amount of $46,334,798. These repayments included $29,956,058 and $12,114,050 for the Radisson Resort & Spa in Scottsdale, AZ and the Hilton Hotel in Newark CA, respectively which were required under the loan agreements at time of disposition of the hotels.

During 2004, the Partnership incurred interest costs on the Loan Agreement and Mezzanine Loan Agreement of $5,159,481 and $6,255,300, respectively. During 2003, the Partnership incurred interest costs of on the Loan Agreement and Mezzanine Loan Agreement of $6,636,902 and $7,219,627, respectively.

During 2003, the Partnership entered into two interest rate cap agreements. At December 31, 2004 and 2003, the interest rate caps had a fair value of $281 and $290,933, respectively. During 2004 and 2003, a total of $290,652 and $259,117, respectively, was recorded to interest expense related to the changes in fair value of the interest rate caps.

(6)	Impairment of Long-Lived Assets and Discontinued Operations

During 2003, the Partnership entered into a binding agreement to sell the Radisson Resort & Spa in Scottsdale, AZ. The assets relating to this hotel have been classified as held for sale and the Partnership recorded an impairment charge of $8,247,956 to reduce the carrying value of the hotel to its estimated fair value less costs to sell. The Partnership reclassified the related assets as held for sale in our consolidated balance sheet as of December 31, 2003. The liabilities are classified with accrued expenses and other liabilities. The following table sets forth the summarized balance sheet information for this hotel:

2003
Property and equipment, net	$33,999,993
Other assets	366,654

Total assets	$34,366,647

Total liabilities, excluding long-term debt	$1,792,658

During 2003, the Partnership recognized an impairment loss of $24,000,000 on the Hilton Hotel in Newark, CA to reduce the carrying value of this asset to its estimated fair value as a result of continuing negative trends in occupancy and operating results.

The Radisson Resort & Spa and Hilton Hotel were sold during 2004. The operating results and the loss on the dispositions are included in discontinued operations as follows:

MIP LESSEE, L.P.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

	2004	2003
Revenues	$12,784,313	$22,384,411

Operating loss	$(205,573)	$(4,131,980)
Impairment loss	(393,354)	(32,247,956)

Loss from discontinued operations	$(598,927)	$(36,379,936)

(7)	Commitments

MeriStar Management Company, L.L.C., a subsidiary of Interstate, provides management services to the Partnership under five-year management agreements. The management agreements include termination provisions upon the sale of a hotel. The management fees for the Hotels range from 2% to 4% of total revenue based on the operating performance of the individual hotel. The Partnership incurred management fees of $3,045,597 and $2,621,707 in 2004 and 2003, respectively.

(8)	Subsequent Events

On February 9, 2005, MIP, L.P. entered into a loan agreement with German American Capital Corporation to borrow an aggregate of $175 million to repay amounts due under the Loan Agreement and Mezzanine Loan Agreement with Lehman Brothers Holdings Inc. and for other uses including the distribution of $9 million and $1 million to Oak Hill and Interstate, respectively, for the amounts contributed during December 2004, and an additional payment of $3.5 million to reduce the distributions payable to MeriStar. Following the closing of the refinancing, the amended partnership agreements were executed.